

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2023

Rowland Day
President
OneMeta Inc.
450 South 400 East, Suite 200
Bountiful, UT 84010

> **Re: OneMeta Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed August 25, 2023**
> **File No. 000-56565**

Dear Rowland Day:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments. References to prior comments are to those in our letter dated July 28, 2023.

Registration Statement on Amended Form 10-12g filed on August 25, 2023,

Financial Statements
Statement of Changes in Stockholders' Equity
Note 4. Asset Acquisition, page F-4

1.   We have considered your response to comments 10 and 12 indicating the fair value of your Series B-1 Preferred Shares was determined to be equal to the $0.70798 redemption value of those shares "without consideration of the Company's ability to redeem those shares." It is unclear to us how a market participant would not consider your apparent inability to fund redemption of such shares. Tell us in this regard how you applied the guidance of ASC 820 in your determination of the fair value of your Series B-1 Preferred Shares at the time of each material issuance. Describe for us the valuation techniques employed and the related market participant assumptions relied upon.

Rowland Day
OneMeta Inc.
September 8, 2023
Page 2

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519 or Matthew Crispino, Staff Attorney, at 202-551-3456 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Technology